Exhibit 99.2

CorpBanca’s results of operations increased by 87% in October

CorpBanca achieved profits of US$44 million in October
and US$216 million during the first 10 months of 2012

CorpBanca published its financial position and results of operations as of and for the month ended October 31, 2012(1). CorpBanca recorded its best performance on a monthly basis in terms of consolidated net income in the amount of Ch$21,258 million (equivalent to US$44.1 million), totaling Ch$103,968 million (equivalent to US$215.9 million) during the first 10 months of 2012.

Our consolidated net income increased from Ch$11,374 million, or 87%, when compared to September 2012 and Ch$ 9,601 million, or 121%, when compared to October 2011.The increase in our consolidated net income is explained by an increase in our operating revenues (which increased by over Ch$5,600 million as a result of better margins on our loans) and lower expenses in connection with provisions and write-offs on loans. In response, the bank’s executives said such increase: “reflects the healthy risk policy followed by the bank”.  The bank’s executives also noted that: “our total loans increased by Ch$77,400 million during the past month (equivalent to US$ 160.7 million)”.

“While the high Consumer Price Index in September impacted our results of operations, since the bank is exposed to the UF readjustment, the business is in an advantageous situation, gaining market share and improving our results of operations significantly”, said Fernando Massu (CEO of the Bank).

Fernando Massu, also noted that “the results of operations achieved by Banco CorpBanca Colombia exceeded our expectations, which allowed us to gain market share by 40 basis points to date, despite the re-branding and marketing efforts made in August. Our corporate and private segments have grown by 25% and 40% on an annualized basis, respectively. This reflects the momentum that CorpBanca is experiencing in Colombia”.

For Massu “it is important to state that with our results of operations, CorpBanca is breaking the trends of the industry given that the Chilean banking system in September 2012 showed a drop in income by more than 16%, according to the information published by the Chilean Superintendency of Banks”.

“Our results of operations in Chile and Colombia, the investment by IFC as our strategic partner, and the pending acquisition of Helm Bank encouraged us to continue to maintain our leadership position in the Chilean financial system and continue supporting our regional expansion process”, expressed Massu.

(1)	The financial information presented in this press release is derived from the unaudited interim financial information of CorpBanca as of and for the month ended October 31, 2012 and has been prepared in accordance with the generally accepted accounting principles in Chile and the regulations of the Chilean Superintendency of Banks and Financial Institutions.